As filed with the Securities and Exchange Commission on May 16, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under The Securities Act of 1933

Evergreen Solar, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	04-3242254 (I.R.S. Employer Identification Number)
138 Bartlett Street
Marlboro, MA 01752
(508) 357-2221
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard M. Feldt
Chief Executive Officer
138 Bartlett Street
Marlboro, MA 01752
(508) 357-2221
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert Sanchez, Esq.
Adam M. Dinow, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
1301 Avenue of the Americas, 40th Floor
New York, NY 10019-6022
(212) 999-5800

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ________
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered (1)	Price Per Share (2)	Offering Price (2)	Fee
Common Stock, par value $0.01 per share	3,000,000	$ 9.14	$ 27,420,000	$ 841.79

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of Evergreen Solar, Inc.’s common stock that become issuable by reason of any stock split, stock dividend, recapitalization or other similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock on the Nasdaq Global Market on May 15, 2007.

PROSPECTUS
Evergreen Solar, Inc.
3,000,000 Shares
Common Stock

     The selling stockholder of Evergreen Solar, Inc. (“Evergreen Solar,” “we,” “us,” “our” or the “Company”) listed on page 17 may offer and resell up to 3,000,000 shares of Evergreen Solar common stock under this prospectus. We will not receive any proceeds from such resales by the selling stockholder. The selling stockholder acquired these shares from us pursuant to a Stock Purchase Agreement, dated April 17, 2007. The selling stockholder may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The registration of these shares for resale does not necessarily mean that the selling stockholder will sell any of their shares. We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of the shares by the selling stockholder.
     Our common stock is listed on the Nasdaq Global Market under the symbol “ESLR.” On May 15, 2007, the last reported sale price for our common stock on the Nasdaq Global Market was $8.96 per share.
Investing in our common stock involves risks.
See “Risk Factors” beginning on page 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is May 16, 2007.

     No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements may be identified by such words as “we expect”, “we believe”, “we anticipate” or similar indications of future expectations. These statements are neither promises nor guarantees and involve risks and uncertainties, which could cause our actual results to differ materially from such forward-looking statements. Such risks and uncertainties may include, among other things, macroeconomic and geopolitical trends and events, the execution and performance of contracts by customers, suppliers and partners, and other risks and uncertainties described herein, including but not limited to the items discussed in “Risk Factors” beginning on page 3 of this prospectus. We caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. All forward-looking statements included in this document are based on information available to us on the date hereof. We undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, changes to future results over time or otherwise.

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PROSPECTUS SUMMARY
     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the information set forth under the “Risk Factors” section beginning on page 3 of this prospectus and the financial data and related notes included or incorporated by reference herein, before making an investment decision.
The Company
Overview
     We develop, manufacture and market solar power products, enabled by our proprietary String RibbonTM technology, that provide reliable and environmentally clean electric power throughout the world. String Ribbon technology is an efficient process for manufacturing crystalline silicon wafers, which are the primary components of photovoltaic cells. Photovoltaic cells generate direct current electricity when exposed to sunlight. We believe that our proprietary and patented technologies offer significant design, cost and manufacturing advantages over competing solar power technologies.
     Our revenues today are primarily derived from the sale of solar panels, which are assemblies of photovoltaic cells that have been electrically interconnected and laminated in a physically durable and weather-tight package. We sell our products using distributors, systems integrators and other value-added resellers, who often add value through system design by incorporating our panels associated with electronics, structures and wiring systems. Applications for our products include on-grid generation, in which supplemental electricity is provided to an electric utility grid, and off-grid generation for markets where access to conventional electric power is not economical or physically feasible. Our products are currently sold primarily in the United States, Germany, and Korea.
     With Q-Cells AG, or Q-Cells, the world’s largest independent manufacturer of solar cells, whose crystalline silicon solar cells are among the highest efficiency polycrystalline solar cells commercially available, and Renewable Energy Corporation ASA, or REC, one of the world’s largest manufacturers of solar-grade silicon and multicrystalline wafers, we are an equal partner in EverQ GmbH, or EverQ, a limited liability company organized under the laws of Germany. EverQ develops and operates facilities to manufacture solar products based on our proprietary String Ribbon technology using fabrication processes that combine our, Q-Cells’ and REC’s manufacturing technologies. We believe that EverQ will accelerate the availability of wafer, cell and panel manufacturing capacity based on String Ribbon technology and provide greater access to the European solar market. EverQ currently expects to ramp production capacity from about 30 megawatts (“MW”) in 2006 to approximately 300 MW by 2010. EverQ began implementing this expansion strategy during the third quarter of 2006 with the commencement of construction of a second integrated wafer, cell and panel factory in Thalheim, Germany with an expected capacity of approximately 60 MW. Production in this new facility is expected to begin in the second quarter of 2007 and reach full capacity by year-end 2007. To support EverQ’s growth to approximately 300 MW by 2010, REC will provide polysilicon at market-based pricing for a seven year period.
     In addition to the expansion of EverQ, on April 17, 2007, we announced that we had entered into a multi-year polysilicon supply agreement with DC Chemical Co., Ltd., or DC Chemical, a leading Korean chemicals producer, with shipments beginning in late 2008 and continuing through 2014. Under the agreement, we expect to receive sufficient polysilicon to manufacture a total of approximately 1 gigawatt (“GW”) of photovoltaic solar panels through 2014. The supply agreement with DC Chemical will allow us to significantly expand our manufacturing operations through the construction of new facilities, the first of which is expected to be located in Westboro, Massachusetts. The Westboro facility is expected to increase our production capacity in Massachusetts by 70MW. Construction of the new facility is planned to begin in early fall 2007 with completion expected in late 2008. Concurrent with the execution of the supply agreement, DC Chemical also purchased 3,000,000 shares of our common stock and we also issued an additional 4,500,000 shares of restricted common stock and 625 shares of restricted preferred stock to DC Chemical. The preferred stock converted into 6,250,000 shares of restricted common stock upon the termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended. The restrictions on these shares will be removed when 500,000 kilograms of polysilicon are delivered by DC Chemical under the supply agreement.
Corporate Information
     We were incorporated in Delaware in August 1994. Our executive offices are located at 138 Bartlett Street, Marlboro, Massachusetts 01752, and our telephone number is (508) 357-2221. We maintain an Internet website at http://www.evergreensolar.com (which is not intended to be an active hyperlink in this offering circular). The information at our website is not incorporated in this prospectus by reference, and you should not consider it part of this prospectus.
The Offering
     Under this prospectus, the selling stockholder may, from time to time, sell shares of our common stock in one or more offerings. See the section of this prospectus entitled “Plan of Distribution” beginning on page 18.

Common stock offered	3,000,000 shares

Our common stock is listed on the Nasdaq Global Market under the symbol	“ESLR”

Use of proceeds	All of the shares of common stock being offered under this prospectus are being sold by the selling stockholder or their pledges, donees, transferees or other successors in interest. Accordingly, we will not receive any proceeds from the sale of these shares.

RISK FACTORS
     Investors should carefully consider the risks described below before deciding whether to invest in our common stock. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations and financial results. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described below.
Risks Relating to Our Industry, Products, Financial Results and Operations
Evaluating our business and future prospects may be difficult due to the rapidly changing market landscape.
There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. Although we were formed in 1994 to research and develop crystalline silicon technology for use in manufacturing solar power products and began shipping product from our pilot manufacturing facility in 1997, we first shipped commercial products from our Marlboro manufacturing facility in September 2001. Relative to the entire solar industry, we have shipped only a limited number of solar power panels and have recognized limited revenues.
The market we are addressing is rapidly evolving and is experiencing technological advances and new market entrants. Our future success will require us to scale our manufacturing capacity significantly beyond the capacity of our Marlboro, Massachusetts manufacturing facility, and our business model and technology are unproven at significant scale. Moreover, EverQ, our strategic partnership with Q-Cells and REC, is only in the early stages of expansion and we have limited experience upon which to predict whether it will continue to be successful. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market.
We have a history of losses, expect to incur substantial further losses and may not achieve or maintain profitability in the future, which may decrease the market value of our stock.
Since our inception, we have incurred significant net losses, including a net loss of $26.7 million for the year ended December 31, 2006 and a net loss of $6.2 million for the three months ended March 31, 2007. Principally as a result of ongoing operating losses, we had an accumulated deficit of $125.9 million as of March 31, 2007. We expect to incur substantial losses for the foreseeable future, and we may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future which could materially decrease the market value of our common stock. We expect to continue to make significant capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we seek to:
•	expand our manufacturing operations, whether domestically or internationally, including EverQ;
•	develop our distribution network;
•	continue to research and develop our products and manufacturing technologies;
•	implement internal systems and infrastructure in conjunction with our growth; and
•	hire additional personnel.
We do not know whether our revenues will grow at all or grow rapidly enough to absorb these expenses, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results.
We will need to raise significant additional capital in order to fund our operations and to continue to grow our business, which subjects us to the risk that we may be unable to maintain or grow our business as planned and that our stockholders may be subject to substantial additional dilution.
We believe that our current cash, cash equivalents and marketable securities, combined with our ability to access capital markets and availability under our $25 million working capital line of credit, will be sufficient to fund our planned capital programs, fund our current commitments with EverQ and fund our operating expenditures over the next twelve months. We may be required to secure additional capital to respond to competitive pressures, and/or acquire complementary businesses, provide further funding for EverQ, secure silicon and other raw materials, or necessary technologies. Furthermore, we, along with REC and Q-Cells, have guaranteed a long-term loan entered into by EverQ, which, if EverQ were to default on, could materially impact the availability of our existing funds, and require us to secure additional capital. We do not know whether we will be able to secure additional financing or financing on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to fund our operations, further develop and expand our manufacturing operations and distribution network, or otherwise respond to competitive pressures would be significantly limited. In such a case, our stock price would likely be materially and adversely impacted. Additionally, we recently entered into a credit facility with Silicon Valley Bank, which contains various financial and operating covenants that may restrict our ability to grow our business as rapidly as we planned or take advantage of new business opportunities as freely as we would like.
In addition, if we raise additional funds through the issuance of equity or convertible or exchangeable securities, the percentage ownership of our existing stockholders will be reduced. These newly issued securities may have rights, preferences and privileges senior to those of existing stockholders.
EverQ provides the majority of the solar products that we distribute and is an important component of our growth strategy. EverQ is subject to numerous risks, many of which are outside of our control, and we cannot assure you that EverQ will achieve its objective or otherwise be successful. If EverQ is not successful, our business would be materially and adversely harmed and our stock price would decline.
EverQ remains subject to the risk that the parties may be unable to finance, both directly and through government or third party sources, the costs of building additional facilities or operating existing facilities. A delay in EverQ’s ability to expand its manufacturing capacity would negatively affect our ability to significantly grow revenue streams from EverQ and achieve profitability. In addition, EverQ subjects us to the risks inherent in complex strategic partnership transactions with third parties located in international markets, including the following:
•	government grants that have been approved may be subject to forfeiture or repayment in whole or in part if EverQ fails to continue to meet the conditions for such grants or if such grants for any reason become unavailable from German or European Union sources;
•	the establishment of new facilities may result in cost overruns, delays, equipment problems and construction, start-up and other operating difficulties, any of which could adversely affect the ability of EverQ to achieve or grow revenue on the timeframe we expect; as we only own one-third of EverQ, Q-Cells and REC will have the ability to influence the strategic direction of EverQ and other material decisions of EverQ; as a result, we may be unable to take certain actions that we believe would be in our best interests, which, given the expected materiality of EverQ to our combined operations, could significantly harm our business; further, we may be liable to third parties for the material decisions and actions of Q-Cells and REC in EverQ, which actions may harm EverQ and our business;
•	The joint venture agreement is governed by German law and may be subject to multiple, conflicting and changing laws, regulations and tax schemes relating to EverQ;
•	EverQ may be unable to obtain, maintain or enforce adequate intellectual property rights and protection due to limited or unfavorable intellectual property protection and may be subject to claims or suits alleging infringement of third party intellectual property rights;
•	under certain circumstances, if we exit EverQ, EverQ will continue to have certain rights to our proprietary technologies that we are licensing to it and thereby compete with us;
•	limitations on dividends or restrictions against repatriation of earnings may limit our ability to capitalize on earnings from EverQ;
•	the operation of the manufacturing facility may experience seasonal reductions in productivity common in certain foreign countries, such as the summer months in Europe;
•	EverQ may be subject to increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
•	EverQ may be unable to successfully hire and retain the additional personnel necessary to operate the facility, or future facilities;

•	we will be exposed to fluctuations in currency exchange rates; and
•	we may experience difficulties in staffing and managing international operations, including the difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs.
Our future success depends on our ability to increase our manufacturing capacity through the development of additional manufacturing facilities. We may be unable to achieve our capacity expansion goals, which would limit our growth potential, impair our operating results and financial condition and cause our stock price to decline.
Our future success depends on our ability to increase our manufacturing capacity through the development of additional manufacturing facilities. In this regard, we recently announced our intention to construct a new facility in Westboro, Massachusetts that will increase our production capacity by 70MW. Construction of the new facility is planned to begin in early fall 2007 with completion expected in late 2008. Our ability to begin and complete construction according to this timeframe is contingent on our ability to obtain and satisfy the requirements imposed by certain permits needed to begin construction and operation. Our failure to obtain or satisfy the requirements of these permits could delay construction of the new facility. In addition, EverQ has stated its intention to increase production capacity from 30MW in 2006 to approximately 300MW by 2010, and in the third quarter of 2006 commenced this expansion through the construction of a second integrated wafer, cell and panel factory with an expected capacity of approximately 60MW. Production in this factory is expected to begin in the second quarter of 2007, and full capacity is expected to be achieved by year-end 2007. There can be no assurance that EverQ will be successful in establishing additional facilities or, once established, that EverQ will attain the manufacturing capacity or the financial results that we currently expect.
Our ability to develop these and additional manufacturing facilities is subject to significant risk and uncertainty, including:
•	we will need to continue to raise significant additional capital through the issuance of equity or convertible or debt securities in order to finance the costs of development of any additional facility, which we may be unable to do so on reasonable terms or at all, and which could be dilutive to our existing stockholders;
•	the build-out of any additional facility will be subject to the risks inherent in the development of a new manufacturing facility, including risks of delays and cost overruns as a result of a number of factors, many of which may be out of our control, such as delays in government approvals or problems with supplier relationships;
•	we may be required to depend on third parties or strategic partnerships that we establish in the development and operation of a facility, which may subject us to risks that such third parties do not fulfill their obligations to us under our arrangements with them; and
•	if a new facility is established internationally, we may encounter legal restrictions and liability, encounter commercial restrictions and incur taxes and other expenses to do so and otherwise be subject to the risks inherent in conducting business in a foreign jurisdiction as described elsewhere in this section.
If we are unable to develop and successfully operate additional manufacturing facilities, or if we encounter any of the risks described above, we may be unable to scale our business to the extent necessary to achieve profitability, which would cause our stock price to decline. Moreover, there can be no assurance that if we do expand our manufacturing capacity that we will be able to generate customer demand for our solar power products at these production levels or that we will increase our revenues or achieve profitability.
In addition, in connection with our planned new facility in Westboro, Massachusetts, we expect to receive subsidies from the Commonwealth of Massachusetts through the Commonwealth’s support program. The support program is expected to provide up to $23 million in grants, up to $17.5 million in low-interest loans and a low-cost, 30-year lease of land. However, no assurance can be made that we will continue to qualify for all or any of these subsidies, or that these subsidies will otherwise remain available as needed. If we do not receive these subsidies, we may be required to incur additional costs to complete construction of the facility or we may need to raise additional capital for the construction on less attractive terms. If we do receive any of these subsidies, we may be required to agree to various restrictions on the operation of our business, which may have a negative impact on our operations.
The solar power industry is currently experiencing an industry-wide shortage of polysilicon. The prices that we pay for polysilicon have increased recently and we expect prices to remain at or above current levels for the foreseeable future, which may constrain our revenue growth and decrease our gross margins and profitability.
Polysilicon is an essential raw material in our production of photovoltaic, or solar, cells. There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. Increases in polysilicon prices have in the past increased our manufacturing costs and may impact our manufacturing costs and net income in the future. As demand for solar cells has increased, many of our principal competitors have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it will increase the demand for polysilicon and could further exacerbate the current shortage until further polysilicon capacity is installed by suppliers. The production of polysilicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of polysilicon are under construction, we do not believe that the supply imbalance will be remedied in the near term. We expect that polysilicon demand will continue to exceed supply throughout 2007 and potentially for a longer period.
Although we and EverQ have contracted with vendors for silicon supply, our estimates regarding our supply needs may not be correct and our suppliers may not satisfy their obligations under these contracts. In addition, with respect to our recently announced supply agreement with DC Chemical, DC Chemical must construct a new factory that will be used to manufacture the polysilicon to be delivered to us. The construction of this facility is subject to numerous risks and uncertainties relating to new construction, and DC Chemical has limited experience in developing polysilicon manufacturing facilities. If DC Chemical or any of our other polysilicon suppliers are unable or unwilling to supply us with polysilicon, we may have limited recourse, and our ability to meet existing and future customer demand for our products would be impaired. In turn, this could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenues, thereby seriously harming our business, financial condition and results of operations.
Our dependence on a limited number of third party suppliers for raw materials, key components for our solar power products and custom-built equipment for our operations could prevent us from delivering our products to our customers within required timeframes, which could result in order cancellations and loss of market share.
We manufacture all of our solar power products using materials and components procured from a limited number of third-party suppliers, which makes us susceptible to quality issues, shortages and price changes. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes, and we may experience order cancellations and loss of market share. To the extent the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials and components from alternative suppliers. The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to manufacture our products or increase their costs, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us. Certain of the capital equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. Consequently, any damage to or breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products may have a material adverse impact on our business. For example, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.
We continue to invest significantly in research and development, and these efforts may not result in improved products or manufacturing processes.
We have historically invested heavily in research and development related to new product development and improving our manufacturing processes and expect to continue to invest heavily in research and development in the future. If we fail to successfully develop our new solar power products or technologies, we will likely be unable to recover the costs we have incurred to develop these products and technologies and may be unable to increase our revenues and to become profitable. Some of our new product and manufacturing technologies are novel and represent a departure from conventional solar power technologies, and it is difficult to predict whether we will be successful in completing their development. In addition, we invest significantly in developing new manufacturing processes designed to reduce our total costs of production. Our new manufacturing technologies have been tested only in our pilot manufacturing facility and, in most cases, including with respect to our Quad-Ribbon wafer production technology, only limited pre-production prototypes of our new products have been field tested. If our development efforts regarding new manufacturing technologies are not successful, and we are unable to increase the efficiency and decrease the costs of our manufacturing process, we may not be able to reduce the price of our products, which might prevent our products from gaining wide acceptance, and our gross margins may be negatively impacted.
Our solar power products may not gain market acceptance, which would prevent us from achieving increased revenues and market share.
The development of a successful market for our solar power products may be adversely affected by a number of factors, many of which are beyond our control, including:
•	our failure to produce solar power products that compete favorably against other solar power products on the basis of cost, quality and performance;
•	our failure to produce solar power products that compete favorably against conventional energy sources and alternative distributed generation technologies, such as wind and biomass, on the basis of cost, quality and performance;
•	whether or not customers will accept our new panel designs under development and the techniques we are developing to mount them; and
•	our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners.
If our solar power products fail to gain market acceptance, we would be unable to increase our revenues and market share and to achieve and sustain profitability.
Technological changes in the solar power industry could render our solar power products uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. The solar power industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We believe that a variety of competing solar power technologies are under development by other companies that could result in lower manufacturing costs or higher product performance than those expected for our solar power products. Our development efforts maybe rendered obsolete by the technological advances of others and other technologies may prove more advantageous for the commercialization of solar power products.
Our ability to increase market share and revenues depends on our ability to successfully maintain our existing distribution relationships and expand our distribution channels.
We currently sell our solar power products primarily to distributors, system integrators and other value-added resellers within and outside of North America, which typically resell our products to end users on a global basis. During our quarter ended March 31, 2007, we sold our solar power products to approximately 25 distributors, system integrators and other value-added resellers. If we are unable to successfully refine our existing distribution relationships and expand our distribution channels, our revenues and future prospects will be materially harmed. As we seek to grow our revenues by entering new markets in which we have little experience selling our solar power products, our ability to increase market share and revenues will depend substantially on our ability to expand our distribution channels by identifying, developing and maintaining relationships with resellers both within and outside of North America. We may be unable to enter into relationships with resellers in the markets we target or on terms and conditions favorable to us, which could prevent us from entering these markets or entering these markets in accordance with our plans. Our ability to enter into and maintain relationships with resellers will be influenced by the relationships between these resellers and our competitors, market acceptance of our solar power products and our low brand recognition as a new entrant.
We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, it could impair our ability to expand our business abroad.
Revenues outside of the United States constituted approximately 28% of our total revenues for the quarter ended March 31, 2007. We expect that our revenues from both resellers and distributors outside of North America and through our resellers and distributors to end users outside of North America, will continue to be significant. Significant management attention and financial resources will be required to successfully develop our international sales channels. In addition, the marketing, distribution and sale of our solar power products internationally expose us to a number of markets in which we have limited experience. If we are unable to effectively manage these risks, it could impair our ability to grow our business abroad. These risks include:
•	difficult and expensive compliance with the commercial and legal requirements of international markets, with which we have only limited experience;
•	inability to obtain, maintain or enforce intellectual property rights;
•	encountering trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses which could affect the competitive pricing of our solar power products and reduce our market share in some countries;
•	fluctuations in currency exchange rates relative to the U.S. dollar;
•	difficulty in recruiting and retaining individuals skilled in international business operations;
•	increased costs associated with maintaining international marketing efforts;
•	difficulty of enforcing revenue collection internationally; and
•	inability to develop, manufacture, market and sell our products and services in Germany and other international markets due to, for example, third-party intellectual property rights.
Our strategy includes establishing local manufacturing facilities in international markets. As we implement our strategy, we may encounter legal restrictions and liability, encounter commercial restrictions and incur taxes and other expenses to establish our manufacturing facilities in certain countries. In addition, we may potentially forfeit, voluntarily or involuntarily, foreign assets due to economic or political instability in the countries where our local manufacturing facilities are located.

Our dependence on a small number of resellers may cause significant fluctuations or declines in our product revenues.
As of March 31, 2007, approximately 23%, 17%, and 13% of our total accounts receivable were outstanding from PowerLight Corporation, Woojin Electric Machinery Co., Ltd. and SunEdison , respectively. We anticipate that sales of our solar power products to a limited number of key resellers will continue to account for a significant portion of our total product revenues for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our product revenues and negatively impact our operating results:
•	reduction, delay or cancellation of orders from one or more of our significant resellers;

•	selection by one or more of our significant resellers of products competitive with ours;

•	loss of one or more of our significant resellers and our failure to recruit additional or replacement resellers; and

•	failure of any of our significant resellers to make timely payment of our invoices.
Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.
As is consistent with standard practice in our industry, the duration of our product warranties is lengthy relative to expected product life and has recently been increasing. Our current standard product warranty includes a two-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenues. Although we have sold solar panels since 1997, none of these panels have been operating more than ten years, and a majority of them have been operating less than two years. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline.
Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships could adversely affect our market penetration and revenue growth.
We intend to continue to establish strategic relationships with third parties in the solar power industry, particularly in international markets. Our ability to establish strategic relationships will depend on a number of factors, many of which are outside our control, such as the competitive position of our technology and our products relative to our competitors. We can provide no assurance that we will be able to establish other strategic relationships in the future.
In addition, other strategic alliances that we establish, will subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to our business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement, require us to issue additional shares of our common stock and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by a number of factors that are outside of our control, which would in turn cause our stock price to decline.
The success of our business depends on the continuing contributions of our key personnel and our ability to attract and retain new qualified employees in a competitive labor market.
We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals. If we were to lose the services of Richard M. Feldt, our Chief Executive Officer, President and a Director, or any of our other executive officers and key employees, our business could be materially and adversely impacted. We do not carry key person life insurance on any of our senior management or other key personnel.
We had approximately 350 employees as of March 31, 2007, and we anticipate that we will need to hire a significant number of new highly-skilled technical, manufacturing, sales and marketing and administrative personnel if we are to successfully develop and market our products, develop our distribution network, operate our manufacturing facilities, implement our strategy and grow our business. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation or more training to our personnel than we currently anticipate. Moreover, any officer or employee can terminate his or her relationship with us at any time.
Extended business interruption at our manufacturing facilities could result in reduced sales.
We utilize highly flammable materials such as silane and methane in our manufacturing processes. By utilizing these materials, we are subject to the risk of losses arising from explosions and fires. Our inability to fill customer orders during an extended business interruption could negatively impact existing customer relationships resulting in market share decreases and reduced sales.
The reduction or elimination of government subsidies and economic incentives for on-grid applications could cause our revenues to decline.
We believe that the growth of the majority of our target markets, particularly the market for on-grid applications, depends on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid. As a result, federal, state and local governmental bodies in many countries, most notably the United States, Japan and Germany, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether. Accordingly, the reduction or elimination of government subsidies and economic incentives would likely reduce the size of these markets and/or result in increased price competition, which could cause our revenues to decline.
If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues would not significantly increase and we would be unable to achieve or sustain profitability.
The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:
•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
•	success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines;
•	fluctuations in economic and market conditions that impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;
•	capital expenditures by customers that tend to decrease when the United States or global economy slows;
•	continued deregulation of the electric power industry and broader energy industry; and
•	availability of government subsidies and incentives.
We face intense competition from other companies producing solar power and other energy generation products. If we fail to compete effectively, we may be unable to increase our market share and revenues.

The solar power market is intensely competitive and rapidly evolving. Many of our competitors have established a market position more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network for our solar power products, we may be unable to increase our revenues and market share. There are a large number of companies in the world that produce solar power products, including BP Solar International Inc., First Solar, Inc., Kyocera Corporation, Mitsubishi, RWE Schott Solar, Inc., Sanyo Corporation, Sharp Corporation, SunPower Corporation, SunTech Power Holdings Co., Ltd. and Solar World AG. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, including other crystalline silicon ribbon and sheet technologies, that they believe will ultimately have costs similar to, or lower than, our projected costs. Most of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs due to their ability to allocate fixed costs across a greater volume of production and purchase raw materials at lower prices. Many also have greater name recognition, a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential resellers and their customers and have extensive knowledge of our target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we can.
If we are unable to protect our intellectual property adequately, we could lose our competitive advantage in the solar power market.
Our ability to compete effectively against competing solar power technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes through a combination of patent, copyright, trademark, trade secret and unfair competition laws. We may not be able to adequately protect our intellectual property and may need to defend our products and services against infringement claims, either of which could result in the loss of our competitive advantage in the solar power market and materially harm our business and profitability. We face the following risks in protecting our intellectual property and in developing, manufacturing, marketing and selling our products and services:
•	we cannot be certain that our pending United States and foreign patent applications will result in issued patents or that the claims allowed are or will be sufficiently broad to protect our technology or processes;
•	given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important;
•	third parties may design around our patented technologies or seek to challenge or invalidate our intellectual property rights and there is no assurance that our intellectual property rights will deter infringement or misappropriation of our intellectual property;
•	we may incur significant costs and diversion of management resources in prosecuting or defending intellectual property infringement suits;
•	we may not be successful in prosecuting or defending intellectual property infringement suits and, as a result, may need to seek to obtain a license of the third party’s intellectual property rights, which may not be available to us, whether on reasonable terms or at all; and
•	the contractual provisions we rely on to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached and our trade secrets and proprietary information may be disclosed to competitors, strategic partners and the public.
If we are subject to litigation and infringement claims, they could be costly and disrupt our business.
In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries. There may be patents or patent applications in the United States or other countries that are pertinent to our business of which we are not aware. The technology that we incorporate into and use to develop and manufacture our current and future solar power products may be subject to claims that they infringe the patents or proprietary rights of others. The success of our technology efforts will also depend on our ability to develop new technologies without infringing or misappropriating the proprietary rights of others. We may receive notices from third parties alleging patent, trademark or copyright infringement, claims regarding trade secrets or contract claims. Receipt of these notices could result in significant costs and diversion of the attention of management from our technology efforts. If a successful claim were brought against us, we would have to attempt to license the intellectual property right from the claimant or to spend time and money to design around or avoid the intellectual property. Any such license may not be available at reasonable terms, or at all. We may be involved in future lawsuits, arbitrations or other legal proceedings alleging patent infringement or other intellectual property rights violations. In addition, litigation, arbitration or other legal proceedings may be necessary to:
•	assert claims of infringement or misappropriation of or otherwise enforce our intellectual property rights;
•	protect our trade secrets or know-how; or
•	determine the enforceability, scope and validity of our intellectual property rights or those of others.
We may be unsuccessful in defending or pursuing these lawsuits or claims. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties’ intellectual property rights. We may also be restricted or prevented from developing, manufacturing, marketing or selling a solar power product or service that we develop. Further, we may not be able to obtain any necessary licenses on acceptable terms, if at all.
In addition, we may have to participate in proceedings before the United States Patent and Trademark office, or before foreign patent and trademark offices, with respect to our patents, patent applications, trademarks or trademark applications or those of others. These actions may result in substantial costs to us as well as a diversion of management attention. Furthermore, these actions could place our patents, trademarks and other intellectual property rights at risk and could result in the loss of patent, trademark or other intellectual property rights protection for the products and services on which our business strategy depends.
We may be unable to adequately protect or enforce our proprietary information, which may result in its unauthorized use, reduced revenues or otherwise reduce our ability to compete.
Our business and competitive position depend upon our ability to protect our proprietary technology, including any solar power products that we develop. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any patents issued in connection with our efforts to develop new technology for solar power products may not be broad enough to protect all of the potential uses of the technology.
In addition, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a technology in-licensed to us, the protection of the intellectual property rights may not be in our hands. If the entity that controls the intellectual property rights does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize the related solar power products.
Our means of protecting our proprietary rights may not be adequate, and our competitors may:
•	independently develop substantially equivalent proprietary information, products and techniques;
•	otherwise gain access to our proprietary information; or
•	design around our patents or other intellectual property.
We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we fail to maintain trade secret and patent protection, our potential, future revenues may be decreased.
Existing regulations and changes to such regulations may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.
We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. There is also a burden in having to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.
Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
If we fail to comply with present or future environmental laws or regulations we may be required to pay substantial fines, incur significant capital expenditures, suspend or limit production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of or generation of, or to restrict adequately the discharge or disposal of, hazardous substances or wastes or to otherwise meet the complex, technical environmental regulations governing our activities could subject us to potentially significant monetary damages and fines, criminal proceedings, third party property damage or personal injury claims, natural resource damage claims, cleanup costs or other costs, or suspensions in our business operations. In addition, under some foreign, federal and state statutes and regulations governing liability for releases of hazardous substances or wastes to the environment, a governmental agency may seek recovery and response costs from generators of the hazardous substances or operators of property where releases of hazardous substances have occurred or are ongoing, even if such party was not responsible for the release or otherwise at fault. We believe that we either have all environmental permits necessary to conduct our business or have initiated the process to obtain additional or modified environmental permits needed to conduct our business. While we are not aware of any outstanding, material environmental claims or obligations, future developments such as the implementation of new, more stringent laws and regulations, more aggressive enforcement policies, or the discovery of unknown environmental conditions associated with our current or past operations may require expenditures that could have a material adverse effect on our business, results of operations or financial condition.
Product liability claims against us could result in adverse publicity and potentially significant monetary damages.
Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products we sell results in injury. Since our products are electricity producing devices, it is possible that consumers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. In addition, since revenues generated from our existing products have been modest and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and if our insurance protection is inadequate to cover these claims, they could require us to make significant payments.

Risks Related to Our Common Stock
Substantial leverage and debt service obligations may adversely affect our cash flows.
In connection with our sale of the convertible subordinated notes in June 2005, we incurred indebtedness of $90 million. As a result of this indebtedness, our principal and interest payment obligations increased substantially. The degree to which we are leveraged could, among other things:
•	make it difficult for us to make payments on the notes;
•	make it difficult for us to obtain financing for working capital, acquisitions or other purposes on favorable terms, if at all, including financing to fund the development or expansion of EverQ’s manufacturing operations;
•	make us more vulnerable to industry downturns and competitive pressures; and
•	limit our flexibility in planning for, or reacting to changes in, our business.
Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.
The price of our common stock has been volatile, and you may not be able to resell your shares at or above your purchase price.
Our common stock is listed on the Nasdaq Global Market. The trading price of our common stock has been and may continue to be volatile. The sales prices of our common stock, as reported by the Nasdaq Global Market, have ranged from $6.97 to $13.50 for the 52-week period ended May 15, 2007. Our operating performance will significantly affect the market price of our common stock. To the extent we are unable to compete effectively and gain market share or the other factors described in this section affect us, our stock price will likely decline. The market price of our common stock also may be adversely impacted by broad market and industry fluctuations regardless of our operating performance and governmental policy, including general economic and technology trends. The Nasdaq Global Market has, from time to time, experienced extreme price and trading volume fluctuations, and the market prices of technology companies such as ours have been extremely volatile. In addition, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. This litigation often results in substantial costs and a diversion of management’s attention and resources. Our quarterly revenues and operating results have fluctuated significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, including:
•	the size and timing of customer orders for or shipments of our products;
•	the rate and cost at which we are able to expand our manufacturing capacity to meet product demand, including the rate and cost at which we are able to implement advances in our String-Ribbon technology;
•	our ability to establish and expand key customer and distributor relationships;
•	our ability and the terms upon which we are able to raise capital sufficient to finance the expansion of our manufacturing capacity and our sales and marketing efforts;
•	our ability to expand EverQ within budget and within the time frame that we expect;
•	our ability to establish strategic relationships with third parties to accelerate our growth plans;
•	the amount and timing of expenses associated with our research and development programs and our ability to develop enhancements to our manufacturing processes and our products;
•	delays associated with the supply of specialized materials necessary for the manufacture of our solar power products;
•	our ability to execute our cost reduction programs;
•	one time charges resulting from replacing existing equipment or technology with new or improved equipment or technology as part of our strategy to expand our manufacturing capacity and to decrease our per unit manufacturing cost;
•	developments in the competitive environment, including the introduction of new products or technological advancements by our competitors; and
•	the timing of adding the personnel necessary to execute our growth plan.

We anticipate that our operating expenses will continue to increase, particularly as we develop our internal infrastructure to support our anticipated growth. If our product revenues in any quarter do not increase correspondingly, our net losses for that period will increase. Moreover, given that a significant portion of our operating expenses is largely fixed in nature and cannot be quickly reduced, if our product revenues are delayed or below expectations, our operating results are likely to be adversely and disproportionately affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance. If our quarterly revenues or results of operations fall below the expectations of investors or public market analysts in any quarter, the market value of our common stock would likely decrease, and it could decrease rapidly and substantially.
Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.
We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain our earnings to support operations and to finance the growth and development of our business and do not expect to pay cash dividends on our common stock in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
We are subject to anti-takeover provisions in our charter and by-laws and under Delaware law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.
Provisions of our certificate of incorporation and by-laws, as well as Delaware law, could make it more difficult and expensive for a third party to pursue a tender offer, change in control transaction or takeover attempt that is opposed by our board of directors. Stockholders who wish to participate in these transactions may not have the opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of our board of directors in any one year. If a tender offer, change in control transaction, takeover attempt or change in our board of directors is prevented or delayed, the market price of our common stock could decline. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
We can issue shares of preferred stock that may adversely affect the rights of a stockholder of our common stock.
Our certificate of incorporation authorizes us to issue up to 27,227,668 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of stockholders of our common stock. For example, an issuance of shares of preferred stock could:
•	adversely affect the voting power of the stockholders of our common stock;
•	discourage bids for our common stock at a premium;
•	limit or eliminate any payments that the stockholders of our common stock could expect to receive upon our liquidation; or
•	result in dilution to existing stockholders or otherwise adversely affect the market price of our common stock.
We have in the past and we may in the future issue additional shares of authorized preferred stock at any time.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of the common stock by the selling stockholders.
DIVIDEND POLICY
     We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

SELLING STOCKHOLDER
     Up to 3,000,000 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholder. Unless otherwise noted below, the shares being offered were issued to the selling stockholder pursuant to a Stock Purchase Agreement, dated April 17, 2007, by and between the Company and DC Chemical Co., Ltd., a Korean company. The selling stockholder may, from time to time, offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.
     The following table sets forth information for the selling stockholder as of May 3, 2007. Beneficial ownership is determined in accordance with the Securities and Exchange Commission rules and includes securities that the selling stockholder has the right to acquire within 60 days after May 3, 2007. Except as otherwise indicated, we believe that the selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

Shares Beneficially
	Owned Prior to the			Shares Beneficially Owned
	Offering (1)			After the Offering (2)
Number of
		Percent of	Shares		Percent of
Name	Number	Class(3)	Offered	Number	Class(3)
DC Chemical Co., Ltd.(4) Oriental Chemical Building 50, Sogong-dang, Jong-gu, Seoul, 100-718 Korea	13,750,000	16.5%	3,000,000	10,750,000	12.9%

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2)	The table assumes that the selling stockholder sells all of its shares being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

(3)	Percentage ownership calculations for beneficial ownership are based on 77,201,416 shares outstanding as of May 3, 2007.

(4)	Includes 10,750,000 shares of restricted common stock. These shares of common stock are subject to restrictions on transfer which will lapse upon the delivery by DC Chemical of specified quantities of polysilicon to the Company.

PLAN OF DISTRIBUTION
     The selling stockholder may, from time to time, sell any or all of the shares of common stock beneficially owned by it and offered hereby directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker dealer as principal and resale by the broker dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	through the settlement of short sales;
•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.
     The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     In addition, the selling stockholder or its successor in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell shares short and deliver the shares to close out such short positions. The selling stockholder or its successor in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.
     Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. If the selling stockholder effects such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).
     The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholder to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.
     The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     The selling stockholder has informed us it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If the selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:
•	the name of each of the participating broker-dealers;
•	the number of shares involved;
•	the price at which the shares were sold;
•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;
•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	any other facts material to the transaction.
     There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus.
     The selling stockholder does not intend to use any means of distributing or delivering the prospectus other than by hand or the mails, nor does the selling stockholder intend to use any forms of prospectus other than printed prospectuses.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS
     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Report on Internal Control over Financial Reporting”) incorporated in this Registration Statement by reference to Evergreen Solar Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The EverQ GmbH financial statements as of December 31, 2006 and for the period December 20 to December 31, 2006 incorporated in this Registration Statement by reference to Evergreen Solar Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplement. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. The following documents have been filed by the Company with the SEC and are incorporated herein by reference:
•	The description of the Registrant’s common stock contained in the registration statement on Form 8-A filed on October 4, 2000 and any amendment or report filed for the purpose of updating such description;
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on February 27, 2007;
•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 filed on April 30, 2007;
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed on May 10, 2007;
•	Our Current Report on Form 8-K filed on January 8, 2007;
•	Our Current Report on Form 8-K filed on January 24, 2007;
•	Our Current Report on Form 8-K filed on February 14, 2007, excluding the information furnished in Item 2.02 and Exhibit 99.1 thereto;
•	Our Current Report on Form 8-K filed on February 16, 2007;

•	Our Current Report on Form 8-K filed on February 21, 2007, excluding the information furnished in Item 2.02 and Exhibits 99.1 and 99.2 thereto;
•	Our Current Report on Form 8-K filed on April 10, 2007;
•	Our Current Report on Form 8-K filed on April 17, 2007, excluding the information furnished in Items 2.02 and 7.01 and in Exhibits 99.1, 99.2, 99.3 and 99.4 thereto;
•	Our Current Report on Form 8-K/A filed on April 20, 2007 excluding the information furnished in Items 2.02 and 7.01 and in Exhibits 99.1, 99.2, 99.3 and 99.4 thereto; and
•	Our Current Report on Form 8-K filed on May 4, 2007.
     All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents; except as to any portion of any future report or document that is not deemed filed under such provisions. For the purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You can request a copy of these filings at no cost, by writing or calling us at the following address:

Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752
Attention: Corporate Secretary
(508) 357-2221
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports and other information with the Commission. You may read and copy any documents we file at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of common stock offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.
     This prospectus constitutes a part of a Registration Statement we filed with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.   Other Expenses of Issuance and Distribution.
     The following table sets forth the costs and expenses payable by the registrant, other than underwriting discounts and commissions, in connection with the distribution of the securities being registered. All amounts are estimated, other than the SEC registration fee.

Amount to
be Paid
SEC registration fee	$841.79
Legal fees and expenses	15,000.00
Accounting fees and expenses	15,000.00
Miscellaneous	5,000.00

Total	$35,841.79

Item 15.   Indemnification of Directors and Officers.
     As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.
     Our amended and restated certificate of incorporation and by-laws also provide that:
•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.
     Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
     The indemnification provisions contained in our certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.
Item 16.   Exhibits and Financial Statement Schedules.
The following exhibits are included herein or incorporated herein by reference:

		Incorporated by Reference
Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

3.1	Third Amended and Restated Certificate of Incorporation	S-1/A	333-43140	3.2	10/03/2000

3.2	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation	S-8	333-105963	4.3	06/09/2003

3.3	Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock of the Company	S-8	333-105963	4.4	06/09/2003

3.4	Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock of the Company

3.5	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation	S-3	333-119864	4.5	10/21/2004

3.6	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation	8-K	000-31678	3.1	1/8/2007

3.7	Second Amended and Restated Bylaws	S-1/A	333-43140	3.4	10/03/2000

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1	Stock Purchase Agreement by and between Evergreen Solar, Inc. and DC Chemical Co., Ltd., dated as of April 17, 2007	8-K	000-31687	10.1	4/17/2007

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers AG, Independent Registered Public Accounting Firm

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1 to this Registration Statement)

24.1	Power of Attorney (incorporated by reference to page II-5 of this Registration Statement)
Item 17.   Undertakings.
     (a) The undersigned registrant hereby undertakes:
            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
            (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
                   (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
                   (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
            (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
                   (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

                   (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
                   (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
                   (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report, pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlboro, Commonwealth of Massachusetts, on May 16, 2007.

EVERGREEN SOLAR, INC.
By:	/s/ Richard M. Feldt
Richard M. Feldt
Chief Executive Officer, President and Chairman of the Board

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Richard M. Feldt and Michael El-Hillow as his true and lawful attorney-in-fact and agent, with the power of substitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Title	Date

/s/ Richard M. Feldt Richard M. Feldt	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	May 16, 2007
/s/ Michael El-Hillow Michael El-Hillow	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 16, 2007
/s/ Tom L. Cadwell Tom L. Cadwell	Director	May 16, 2007
/s/ Allan H. Cohen Allan H. Cohen	Director	May 16, 2007
/s/ Peter W. Cowden Dr. Peter W. Cowden	Director	May 16, 2007
/s/ Edward C. Grady Edward C. Grady	Lead Director	May 16, 2007
/s/ Gerald L. Wilson Gerald L. Wilson	Director	May 16, 2007